EXHIBIT 12.1

Ratios of Earnings to Fixed Charges

	Pro Forma		Actual
	Fiscal Year Ended		Fiscal Year Ended December 31,
	December 31, 2001		2001		2000	1999	1998	1997
Income from continuing operations before income taxes and accounting change:	$846		$699		$975	$747	$309	$512
Plus Fixed Charges:
Interest on all indebtedness:	976		373		175	224	232	257
Capitalized interest	5		0		0	0	0	0
Amortization of debt expense:	30		27		13	13	14	15
Portion of rental expenses on operating leases deemed to be representative of the interest factor:	143		64		41	32	32	33
Preferred stock dividend requirements of consolidated subsidiaries:	39	*	30	*	0	0	0	0

Total Fixed Charges:	1,193		494		229	269	278	305

Plus Unconsolidated affiliates earnings:	98		0		0	0	0	0
Plus Minority earnings:	23		0		0	0	0	0
Less Preferred stock dividend:	-39		-30		0	0	0	0

Earnings:	$2,121		$1,163		$1,204	$1,016	$587	$817

Fixed Charges Ratio:	1.78		2.35		5.26	3.78	2.11	2.68

*	Required preferred stock dividend divided by 1 minus the effective tax rate of 39%. See instructions to Item 503(d) of Regulation S-K.

The ratios of earnings to fixed charges should be read in conjunction with the financial statements and other financial data included or incorporated by reference in this registration statement.

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